SECURITIES [barcode] 05039791 ·N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 202

SEC FILE NUMBER
8 - 65749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DeSilva & Phillips Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

451 Park Avenue South
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reed Phillips (212) 686-9700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, PC
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Reed Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeSilva & Phillips Corporate Finance LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

NANCY D. WERNER
NOTARY PUBLIC, STATE OF NEW YORK
NO. [illegible]
QUALIFIED IN NASSAU
COMMISSION EXPIRES MARCH 11, 20[illegible]

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESILVA & PHILLIPS CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

DESILVA & PHILLIPS CORPORATE FINANCE LLC

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-4

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeSilva & Phillips Corporate Finance LLC

We have audited the accompanying statement of financial condition of DeSilva & Phillips Corporate Finance LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeSilva & Phillips Corporate Finance LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2005

DESILVA & PHILLIPS CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	59,507
Other assets		13,700
Prepaid expenses		7,152
	$	80,359

LIABILITIES AND MEMBERS' EQUITY		
Liabilities, accounts payable and accrued expenses	$	14,857
Members' equity		65,502
	$	80,359

See accompanying notes to financial statements.

1. Nature of business

DeSilva & Phillips Corporate Finance LLC (the "Company"), which is located in New York City, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a private placement agent for debt and equity securities for issuers who are involved in the media industry.

2. Summary of significant accounting policies

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Major Customers

The Company derived approximately 66% of its revenues from two customers during the year.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Concentration of credit risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $45,000, which was approximately $40,000 in excess of its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments and contingencies and related party transactions

The Company is obligated under a lease for office space with a related party, on a month to month basis, for a monthly fee of approximately $1,000. Occupancy expense includes approximately $12,000 related to this agreement. A shared salary expense of $60,000 was also incurred to this related party. In addition, the Company pays the related party a fee of $5,000 for each investment banking deal in which the related party assists in preparing the engagement documents. Professional fees include $25,000 related to this agreement. The related party, which is owned personally by the members of this Company, contributed to capital $67,000 of the liabilities related to these agreements during the year.